UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42024

Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,
Huishan District, Wuxi
Jiangsu Province, China 214189
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Annual General Meeting of Shareholders

On August 12, 2025, at 10:00 A.M., China Standard Time (August 11, 2025, at 10:00 P.M., Eastern Time), Mingteng International Corporation Inc. (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) at Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China, 214189. Holders of 5,929,539 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 86.69% of the total 6,839,600 outstanding ordinary shares as of the record date of June 30, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:

In order to adopt a dual-class share capital structure, and subject to Proposal Two below being passed, to consider and vote upon an ordinary resolution to

(i) re-designate all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.00001 each, each having one (1) vote per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii) re-designate 2,091,000 of the authorized but unissued Ordinary Shares into 2,091,000 class B ordinary shares with a par value of US$0.00001 each, each having twenty (20) votes per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

(the “Dual-Class Share Capital Structure”, with such re-designations being the “Re-designations”)

Upon the Re-designations, the authorized share capital of the Company will be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising of (i) 4,997,909,000 Class A Ordinary Shares, and (ii) 2,091,000 Class B Ordinary Shares.

		5,928,682	857	0
Proposal Two:	By a special resolution, and subject to Proposal One being passed, to approve the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.	5,928,682	857	0
Proposal Three:	By an ordinary resolution, to approve the repurchase and issuance of shares of a certain shareholder as follows:	5,928,682	857	0

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation	Number of Shares to be Held Giving Effect to Share Re-designation and Repurchase and Issuance
YK Xu Holding Limited	2,091,000 Ordinary Shares	2,091,000 Class A Ordinary Shares	2,091,000 Class B Ordinary Shares

Proposal Four:	To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all of the resolutions contemplated by Proposal One, Proposal Two, and Proposal Three.	5,928,682	857	0

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025	Mingteng International Coporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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